International Game Technology Truist Gaming, Lodging, Leisure & Restaurants Summit December 10, 2020

Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward- looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2019 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. Nothing in this presentation is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this presentation are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Comparability of Results All figures presented in this release are prepared under U.S. GAAP, unless otherwise noted. Non-GAAP Financial Measures Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure. Consolidated Adjusted EBITDA represents net income (loss) (a GAAP measure) before income taxes, interest expense, foreign exchange gain (loss), other non-operating expenses, depreciation, impairment losses, amortization (service revenue, purchase accounting and non-purchase accounting) restructuring expenses, stock-based compensation, and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of on-going operational activities. For the business segments, Adjusted EBITDA represents segment operating income (loss) before depreciation, amortization (service revenue, purchase accounting and non-purchase accounting) restructuring expenses, stock-based compensation, and certain other non-recurring items. Adjusted net (loss) income attributable to IGT PLC represents Net (loss) income attributable to IGT PLC before foreign exchange, purchase accounting depreciation and amortization, restructuring expenses, loss on extinguishment of debt and certain other non-recurring items. Adjusted Diluted EPS represents Adjusted net (loss) income attributable to IGT PLC per weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the IGT PLC share-based payment awards, when inclusion is not antidilutive. Other non-recurring items are discrete, infrequent in nature and are not reflective of on-going operational activities. Management believes that the non-GAAP measures just mentioned are useful in providing period-to-period comparisons of the results of the Company’s ongoing operational performance. Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus cash and equivalents. Cash and cash equivalent are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet. Free cash flow is a non-GAAP financial measure that represents cashflow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s ability to fund its activities, including debt service and distribution of earnings to shareholders. A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures. 2

Regulated gaming is a compelling business 33 Player demand is strong worldwide Governments need funds IGT uniquely positioned to provide responsible solutions

IGT offers broad scope of solutions for global market




MEGABUCKS

Global Lottery

Operator Contracts (including LMA)
Facilities Management Contracts
Systems & Software
Instant Ticket Printing
iLottery Platforms & Solutions
Commercial Services
Hardware (terminals, ITVMs, etc.)

~2/3 of 2019 Adjusted EBITDA

Global Gaming

Gaming Machines, AWPs, VLTs
Casino Management and VLT Systems
iGaming Platforms & Solutions
Software Licenses & IP
Conversion Kits & Parts
Sports Betting Platforms & Solutions

~1/3 of 2019 Adjusted EBITDA

IGT

4

Digital & Betting: Emerging growth drivers 5 Full suite of customizable offerings to deliver cross-channel solutions • Over 20 years of sports betting experience, including as an operator of expansive B2C sports betting network in Italy • B2B provider of sports betting technology and management services in North America • Scalable, turnkey solution • Powering over 40 sportsbooks in 15 states; most extensive presence of any provider • Established important partnerships: FanDuel, William Hill, Boyd Sports Betting • B2B provider of technology, content, and services worldwide; B2C operator in Italy • IGTPay: fully-integrated cashless offering with direct link to external funding sources • iLottery: lottery products available in digital form • One of the most comprehensive online content portfolios provided to real money and social casino customers Digital

6 Leading market share positions 24% of gaming unit shipments in North America $4.3B U.S. Sports Betting wagers processed in 2019 #1 Largest portfolio of games and intellectual property 76% of U.S. Lottery market share by wagers 90%+ of Italy Lottery market share by wagers Note: Market share reflects 2019 data 6

-130% -110% -90% -70% -50% -30% -10% 10% 30% 50% Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Lottery Revenue Lottery Adj. EBITDA Gaming Revenue Gaming Adj. EBITDA Lottery consistently provides stability to quarterly revenue and profit 7 • Q3’20 revenue and profit demonstrate swift improvement vs. Q2’20 • Global Lottery • Substantial resilience and contribution throughout pandemic • High profit flow-through of strong SSS growth evidenced in Q3’20 results • Global Gaming • Impact of pandemic more severe, as expected • Sequential improvement as venues reopen Revenue and Adjusted EBITDA(1) Indexed to Q1’19 Indexed: Base 0 in Q1’19 (1) Non-GAAP measures; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details Recovery to Q1’19 level

Accelerated cash conversion drives robust free cash flow 8 • Through 9/30/20, generated $610 million in operating cash flow and $384 million in free cash flow • Successfully converted higher percentage of Adjusted EBITDA to cash compared to the prior year • $140 million in net debt reduction since 12/31/19 as reported; $308 million at constant currency Net Debt/LTM EBITDA 4.34x 4.31x 5.72x $610 net cash provided by operating activities 7,354 7,382 (831) 366 59 (204) 226 41 133 (98) 7,074 169 7,243 9/30/19 @ 1.09 12/31/19 @ 1.12 Adjusted EBITDA Interest (Net) Income Taxes Other Cash from Ops. CapEx Dividends Paid Minorities Other (Net) Before FX FX 9/30/20 @ 1.17 Net Debt Net Debt Net Debt Net Debt

Ample liquidity, no significant near-term maturities 9 Total liquidity improved to ~$2.55 billion as of 9/30/20 • $943 million in unrestricted cash; $1.61 billion in additional borrowing capacity • Strong YTD cash flow and increased liquidity allow for repayment of revolver • Re-established full revolver capacity Focus on restoring pre-pandemic credit ratings Euro Note s 35% USD Bond 44%EUR Bond 37% Bank 19% 375 375 632 175 1,000 1,056 585 1,100 878 750 585 750 1,607 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 Debt Maturity Profile at September 30, 2020 Undraw n RCF Bonds

Sale of Italy B2C gaming machine & sports betting activities 10 North America 47% Italy 36% Rest of World 17% Gaming 52% Lottery 48% Revenue by Geography Sale price of €950 million in cash; beneficial rebalancing of business mix 10 Revenue by Segment 2019 Actuals North America 56% Italy 23% Rest of World 21% Gaming 43% Lottery 57% Revenue by Geography Revenue by Segment 2019 Pro forma1 1 Pro forma for sale of Italy B2C gaming machine and sports betting activities.

Several transaction benefits 1111 ▪ Reduces pro forma group exposure to Italy ▪ De-risks portfolio, reducing exposure to segments with the highest regulatory volatility and profit erosion over time ▪ Increases lottery contribution to group revenue Rebalances business and geographical mix Simplifies gaming portfolio ▪ Increases focus on core competency as B2B solutions provider in land-based gaming, sports betting, and digital ▪ Maintains B2B opportunities in Italian gaming market Offers compelling value proposition ▪ Attractive valuation relative to comparable transaction benchmarks in Italian market, even before impact of age verification readers in 2020 ▪ Transaction structure offers 100% cash payment within two years (with 87% paid in 2021)

Several transaction benefits 1212 Improves financial profile ▪ Better pro forma company revenue and profitability growth profile ▪ Better pro forma company EBITDA margins and improved FCF conversion ▪ Improved capex profile resulting from the savings related to 2022 gaming licenses renewal cycle (€200-€300 million in capital avoidance) Removes significant regulatory overhang ▪ Reduces significant investor concern associated with uncertainty of Italian budget law process ▪ Potentially results in reduced trading volatility and opportunity for multiple expansion Reduces debt ▪ Cash consideration offers financial flexibility and de-levering event ▪ Presents opportunities to optimize the capital structure and reduce average cost of borrowings ▪ Pro forma leverage ratio (net debt / EBITDA) largely unchanged, but with reduced capex outlook

Transaction details 1313 Transaction structure ▪ €950 million, 100% cash; €925-€930 million in net proceeds ▪ €725 million at closing, €100 million on 12/31/21, €125 million on 9/30/22 ▪ Not subject to any financing conditions; secured by Apollo ▪ Locked box date of 12/31/19 Regulatory approval ▪ Italy gaming and anti-trust regulators ▪ Hell-or-high-water standard puts regulatory risk on buyer Closing timeline ▪ Requisite regulatory filings expected by early January 2022 ▪ Closing expected in first half of 2021 ▪ Long stop date is June 6, 2022

Appendix 14

Q3’20 and YTD‘20 Cash Flow Statement 15 Q3'20 Q3'19 YTD '20 YTD '19 Net Cash Flows from Operating Activities 285 197 610 789 CapEx (65) (102) (226) (333) Free Cash Flow 220 95 384 456 Debt Proceeds/(Repayment), Net (662) 64 (71) 98 Other - Net 13 (26) (113) (271) Other Investing/Financing Activities (648) 39 (184) (173) Net Cash Flow (428) 134 200 283 Effect of Exchange Rates/Other 38 -27 46 (31) Net Change in Cash and Restricted Cash (390) 107 246 252 Cash and Restricted Cash at End of the Period 1,140 764 1,140 764

Q3'20 Reconciliation of Non-GAAP Measures

For the three months ended September 30, 2020	Global Lottery	Global Gaming	Operating Segment Total	Corporate and Other	Total IGT PLC
Net loss					(102)
Benefit from income taxes					(26)
Interest expense, net					101
Foreign exchange loss, net					149
Other non-operating expense, net					7
Operating income (loss)	196	(8)	188	(60)	129
Depreciation	51	51	102	1	102
Amortization - service revenue [1]	54	-	54	-	54
Amortization - non-purchase accounting	8	15	23	1	24
Amortization - purchase accounting	-	-	-	42	42
Restructuring	-	-	-	-	-
Stock-based compensation	-	-	-	1	1
Other [2]	-	-	-	2	2
Adjusted EBITDA	309	58	367	(13)	354
Cash flows from operating activities					285
Capital expenditures					(65)
Free Cash Flow					220

For the three months ended September 30, 2019	Global Lottery	Global Gaming	Operating Segment Total	Corporate and Other	Total IGT PLC
Net income					131
Provision for income taxes					44
Interest expense, net					103
Foreign exchange gain, net					(124)
Other non-operating expense, net					-
Operating income (loss)	161	68	229	(75)	154
Depreciation	50	55	105	1	106
Amortization - service revenue [1]	51	-	51	-	51
Amortization - non-purchase accounting	7	14	21	1	22
Amortization - purchase accounting	-	-	-	48	48
Restructuring	-	16	16	-	16
Stock-based compensation	2	2	4	4	8
Other [2]	-	-	-	2	2
Adjusted EBITDA	271	155	426	(19)	407
Cash flows from operating activities					197
Capital expenditures					(102)
Free Cash Flow					95

IGT

[1] Includes amortization of upfront license fees
[2] Primarily includes transaction-related costs
$ Millions

16

Recast Reconciliations of Non-GAAP Measures 17 International Game Technology PLC Reconciliation of Non-GAAP Financial Measures ($ thousands) Unaudited

Recast Reconciliations of Non-GAAP Measures 18 International Game Technology PLC Reconciliation of Non-GAAP Financial Measures ($ thousands) Unaudited

Recast Reconciliations of Non-GAAP Measures 19 International Game Technology PLC Reconciliation of Non-GAAP Financial Measures ($ thousands) Unaudited

Recast Reconciliations of Non-GAAP Measures 20 International Game Technology PLC Reconciliation of Non-GAAP Financial Measures ($ thousands) Unaudited

Recast Reconciliations of Non-GAAP Measures 21 International Game Technology PLC Reconciliation of Non-GAAP Financial Measures ($ thousands) Unaudited

Recast Reconciliations of Non-GAAP Measures 22 International Game Technology PLC Reconciliation of Non-GAAP Financial Measures ($ thousands) Unaudited